United States securities and exchange commission logo





                          August 12, 2021

       Sean A. McCarthy, D.Phil.
       President and Chief Executive Officer
       CytomX Therapeutics, Inc.
       151 Oyster Point Blvd., Suite 400
       South San Francisco, CA 94080

                                                        Re: CytomX
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 5,
2021
                                                            File No. 333-258510

       Dear Dr. McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark V. Roeder, Esq.